Exhibit 99.1

TSX Exchange “VIR”
ViRexx Medical Corp.	For Immediate Release

VIREXX ANNOUNCES MANAGEMENT CHANGE

EDMONTON, Alberta - November 3, 2005 -ViRexx Medical Corp. (TSX: VIR) a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that Rob Salmon, Chief Financial Officer (“CFO”) of the Company has left ViRexx Medical Corp. to pursue other opportunities effective November 2nd, 2005. Marc Canton, President and Chief Operating Officer will assume the responsibilities of the CFO position on an acting basis.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B & C and solid tumors.

ViRexx’s lead product, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

Marc Canton Chief Operating Officer ViRexx Medical Corp. Tel: (780) 989-6717 Fax: (780) 436-0068 mcanton@virexx.com	Ross Marshall Investor Relations The Equicom Group Inc. Tel: (800) 385 5451 ext. 238 Fax: (416) 815-0080 rmarshall@equicomgroup.com	Kim Golodetz Investor Relations Lippert/Heilshorn & Associates Inc. Tel: (212) 838 -3777 Fax: (212) 838 -4568 kgolodetz@lhai.com